

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

Via E-Mail
Mr. Steven A. Dykman
Vice President-Finance and Chief Financial Officer
Gentex Corporation
600 North Centennial Street
Zeeland, Michigan 49464

>   **Re: Gentex Corporation**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed February 22, 2011**
>   **File No. 000-10235**

Dear Mr. Dykman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Year Ended December 31, 2010

Signatures, page 29

1. Please confirm that in future filings your principal executive and principal financial and accounting officer will sign in their individual capacities as such.   Refer to General Instructions D(2)(a) of Form 10-K.

Note (1) Summary of Significant Accounting and Reporting Policies
Patents, page 40

2. We note from the disclosure included in Note 1 that the Company's policy is to capitalize costs incurred to obtain patents. We also note that the cost of patents in process is not amortized until issuance. With regard to your capitalized patent costs, please tell us the

specific nature of the costs incurred in connection with your patents and patents in process as of each balance sheet date presented. As part of your response, please indicate whether these costs included any expenses that were incurred internally to develop such patents. If so, please explain why you believe it was appropriate to capitalize these costs in accordance with the guidance outlined in ASC 350-30-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or Max Webb at (202) 551-3755 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief